

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 13, 2015

Via E-mail
Adrian Adams
Chief Executive Officer
Aralez Pharmaceuticals Limited
1414 Raleigh Road, Suite 400
Chapel Hill, North Carolina 27517

     Re: Aralez Pharmaceuticals Limited
            Registration Statement on Form S-4
            Filed July 20, 2015
            File No. 333-205737

            Pozen Inc.
            Form 10-K for Fiscal Year Ended December 31, 2014
            Filed March 11, 2015
            File No. 000-31719

            Tribute Pharmaceuticals Canada, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2014
            Filed March 3, 2015
            File No. 000-31198

Dear Mr. Adams:

      We have reviewed your registration statement and the annual reports referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed July 20, 2015

General

1. Please provide the financial statements of Medical Futures Inc. pursuant to Rule 3-05 of Regulation S-X or tell us why the financial statements are not required.

Summary
The Parties to the Merger and the Arrangement, page 10

2. As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of auditors in the Republic of Ireland. As a result of this obstacle, investors in U.S. markets who rely on audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, to the extent you plan to have your financial statements after the Merger audited by a firm located in Ireland, please provide risk factor disclosure that states this fact under a separate risk factor heading. Explain that this lack of inspection would prevent the PCAOB from regularly evaluating your Irish auditor's audits and its quality control procedures.

Regulatory Approvals, page 17

3. Please expand your disclosure in this section and on page 102 in the "Regulatory Approvals" section to briefly describe the notifications and documents that Pozen and Tribute may be required to submit to FTC and Antitrust Division of the Department of Justice and the Canadian Competition Bureau. Also, please quantify the statutory waiting period which may be required before completing the transactions.

The Transactions
Background of the Transactions, page 60

4. We note that the CRLs received by Pozen in April 2014 and December 2014 addressed concerns regarding an inspection of the outsourced manufacturing facility for one of Yosprala's active pharmaceutical ingredients that concluded with inspection deficiencies and resulted in the indefinite delay of NDA approval for Yosprala. Please expand your disclosure to describe the concerns cited by the FDA and whether the manufacturing facility has taken any steps to cure the concerns.

5. Please disclose whether the members of the transaction committee, Dr. Plachetka, Mr. Lee and Mr. Kirsch, were considered independent. If so, please disclose what standard of independence you used to make this determination. For example, disclose if they are independent consistent with the standards of a specific exchange.

6. We note that Adrian Adams, one of the potential chief executive officer candidates for Pozen, introduced Pozen's board of directors to a potential combination transaction involving Tribute as a potential target and contemporaneous debt and equity private placements to fund future activities of this proposed new company. We also note that Mr. Adams introduced Deerfield Partners and QLT to Pozen as potential investors that had expressed interest in providing financing for the new combined company. Please expand your disclosure to describe how Mr. Adams devised the potential combination transaction involving Tribute and the debt and equity private placements. In doing so, please explain how Deerfield Partners and QLT became interested in the transaction and providing the debt and equity funding for it.

7. In the first and second paragraphs on page 61, you state that on March 5, 2015 and March 10, 2015, Pozen's board of directors also considered other strategic alternatives at the time. Please expand your disclosure to provide a description of these other strategic alternatives.

8. In the third full paragraph on page 64, you state that Guggenheim Securities conducted a competitive assessment of the Deerfield and QLT financing proposal and received two competing proposals. Please identify from whom Guggenheim received the two competing bids, what the bids were and how they compared to the Deerfield and QLT proposal. In addition, please disclose whether the competing bidders were given a chance to improve their proposals after Deerfield and QLT improved their terms. Lastly, please describe why the company proceeded with negotiations with Deerfield and QLT as opposed to the other bidders.

Opinions of Pozen's Financial Advisors
Opinion of Guggenheim Securities, LLC
Summary of Valuation and Financial Analysis, page 75

9. In the first bullet point of this section, please revise your disclosure to describe the assumptions that Guggenheim made with respect to general business and economic conditions, capital markets considerations and industry-specific and company-specific factors. Please also explain the basis for determining that these assumptions are reasonable.

Summary of Tribute Valuation Analysis
Selected Pharmaceutical Industry Precedent M&A Transactions, page 79

10. We note that Guggenheim reviewed and analyzed the valuation and financial metrics of certain relevant precedent transactions during the past several years in the specialty pharmaceutical industry involving commercial-stage targets with enterprise values between $50 million and $2.5 billion that Guggenheim deemed relevant for purposes of its valuation analysis and provides a listing of the transactions which it considered for purposes of its analysis. Please expand your disclosure to describe with greater

specificity Guggenheim's criteria for determining that the cited transactions were appropriate for comparative analysis. Also, please disclose whether any companies or transactions meeting the selection criteria were excluded from the analysis and if so, the reasons for making such exclusions. Please also expand your disclosure regarding the transactions used in the MFI valuation analysis to provide the same information.

11. Please revise your disclosure regarding all of the transactions included in your discussion to include the acquisition dates for the transactions cited.

Opinion of Deutsche Bank Securities, page 87

12. Please disclose any instructions given to Duetsche Bank in connection with its fairness opinion and any limitations imposed on the scope of its investigations or tell us supplementally that no such instructions were given and no such limitations were imposed. Please refer to Item 1015(b)(6) of Regulation M-A.

Other Information, page 96

13. We note that Duetsche Bank also observed certain additional factors that were noted for information purposes which included, among other things, an analysis of premiums paid in 18 selected life sciences transactions with total enterprise values between $100 million and $500 million announced since January 2010. Please expand your disclosure to describe the selection criteria for determining that the selected transactions were appropriate for comparative analysis. Also, please disclose whether any other transactions meeting the selection criteria were excluded from the analysis and if so, the reasons for making such exclusions. Lastly, please expand your disclosure to provide the same information for the 14 selected all-stock transactions discussed in the third paragraph of this section.

14. To the extent that there were "certain other factors" that Deutsche Bank observed which were noted for information purposes that are not discussed in this section, please expand your disclosure to discuss these factors.

Certain U.S. Federal Income Tax Consequences Of The Merger
Tax Consequences of the Transactions to Pozen and Parent, page 135

15. Here and throughout your filing, as appropriate, please provide unequivocal disclosure regarding the tax consequences to Pozen shareholders. In this regard, we note your disclosure on pages 136 and 137 that Parent is "expected" to be treated as a foreign corporation for U.S. federal tax purposes under Section 7874 of the Internal Revenue Code. If you are unable to provide unequivocal disclosure, you should disclose why, describing the degree of uncertainty and provide risk factor disclosure setting forth the risks to investors due to the uncertainty. In addition, please provide disclosure of the alternative tax treatments.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Note 7: Merger and Arrangement—Preliminary Pro Forma Adjustments
(b) Inventories, page 196

16. Although you indicate that your fair value adjustment to inventory has no continuing impact on your combined results of operations, the sale of each individual unit of inventory is a transaction that recurs. As a result, please revise your pro forma statements of operations to include adjustments to increase cost of products sold or explain to us why these adjustments are not required. Reference for us the authoritative literature you rely upon to support your presentation.

Other Comments

17. Please supplementally provide us with copies of any "board books" or similar materials that were material to the boards' respective decisions to approve the merger agreement and the transactions contemplated thereby. We may have further comment after we review these materials.

18. We note that there are a number of additional exhibits that still need to be filed. Please provide these exhibits as promptly as possible. Please note that we may have comments on the legal opinions and other exhibits once they are filed, as well as related disclosure in the filing.

Tribute Pharmaceuticals Canada, Inc. Form 10-K filed March 3, 2015

Notes to the Financial Statements for the years ended December 31, 2014
2. Acquisitions and Goodwill
Asset Purchase Agreement, page F-6

19. Please tell us why the acquisition of the rights to Fiorinal does not constitute a business combination. Refer to ASC 805-10-25-1 and 805-10-55-4 through 55-9. If the acquisition is required to be accounted for as a business combination, please provide the financial statements and pro forma information in the Form S-4 pursuant to Rule 3-05 and Article 11 of Regulation S-X or tell us why the information is not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mary Mast at (202) 551-3613 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director
Office of Healthcare and Insurance

cc: Via E-mail
        Andrew P. Gilbert, Esq.
        DLA Piper LLP (US)